March 29, 2005

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CRYO-CELL International, Inc. (“the Company”) Form 10-KSB for the fiscal year ended November 30, 2004 filed February 25, 2005

Dear Mr. Spirgel:

This letter responds to your comment letter dated March 17, 2005, with respect to the above-referenced matter. The following response is numbered to correspond to such comment letter.

Item 7. Financial Statements

Note 4 – Investment in Affiliates, page 44

1.	Addressing the relevant accounting literature, tell us why you accounted for the $839,000 of common stock held by Saneron, a 42% owned affiliate as treasury stock.

Response: As of November 30, 2004, the Company had a 42% investment in Saneron CCEL Therapeutics, Inc. (“Saneron”), which is accounted for under the equity method of accounting. Saneron holds 260,000 shares of the Company’s common stock as a result of an original investment that occurred in 2001.

The Company referred to the discussion in Emerging Issues Task Force No. 98-2 (EITF 98-2), “Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company or Joint Venture Partner,” for guidance on the accounting for the Company’s effective 42% ownership of its own stock held by Saneron. Principally, this guidance suggests that the portion of an investment that relates to a company’s own stock should be eliminated from the investment balance.

Upon consideration of EITF 98-2, the Company concluded it was appropriate to eliminate company stock from an investment balance for equity method investments. The Company believes that the best presentation of this situation is to reflect the amount eliminated as treasury stock, thus allowing the user of the financial statements to follow the characterization of the Company’s common stock held by the equity method investee. This conclusion also appears to be consistent with the guidance in EITF 98-2 relating to the accounting for parent company stock recorded on the books of a subsidiary.

Although EITF 98-2 is not specific to the Company’s situation, the Company believes this is the most appropriate presentation of the Cryo-Cell stock held by Saneron.

Please be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jill M. Taymans
Jill M. Taymans
Vice President, Finance